UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693
(Address of principal executive office)

Registrant’s phone number, including area code
+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Information Contained in this Form 6-K Report

On August 19, 2024, Lion Group Holdings Ltd. (the “Company”) entered into a non-binding term sheet (the “Term Sheet”) with Hong Kong Agunua Technology Co., Limited (the “Target Company”). Pursuant to the Term Sheet, the Company will acquire 15,000 newly issued ordinary shares of the Target Company valued at US$2,880,000, which represents 60% of the issued and outstanding equity interests in the Target Company on a fully-diluted and as converted basis (the “Investment”), payable by the issuance of the American Depositary Shares of the Company. The closing of the Investment is subject to the execution of a definitive agreement and certain closing conditions set forth in the definitive agreement.

The Company issued a press release furnished herewith on August 19, 2024, which is attached as Exhibit 99.1. This Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 (No. 333-269333) and Form S-8 (No. 333-275597) of the Company.

Exhibits Index

Exhibit No.	Description
99.1	Press Release – Lion Group Holding Makes Strategic Investment of Agunua Technology, to Explore New Opportunities in Carbon Finance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2024	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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